UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Closing of the Sale of PT Portugal’s Shares to Altice

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, section 4, of Law No. 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general that, after satisfying all of the contractual conditions precedent, the sale by Oi of all shares issued by PT Portugal SGPS, S.A. (“PT Portugal”) to Altice Portugal, S.A. (“Altice Portugal”), primarily encompassing the operations conducted by PT Portugal in Portugal and Hungary, as disclosed in the Company’s Material Facts published on December 8, 2014, December 9, 2014, January 22, 2015 and April 22, 2015, became effective on this date.

Altice Portugal disbursed the total amount of 5.789 billion Euros for the acquisition of PT Portugal, of which 4.920 billion Euros were paid in cash to Oi and 869 million Euros were allocated to immediately to repay outstanding indebtedness of PT Portugal in Euros. The final contract price is subject to post-closing adjustments to be calculated within the next months as a result of changes in the cash, indebtedness and working capital positions on the closing date.

Rio de Janeiro, June 2, 2015.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
	Name:	Flavio Nicolay Guimarães
	Title:	Chief Financial Officer and Investor Relations Officer